UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Onconetix, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

68237Q104
(CUSIP Number)

September 24, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68237Q104
1.	Names of Reporting Persons New Horizon Health Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 573,080 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 573,080 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 573,080 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.91%(1)
12.	Type of Reporting Person CO

(1)	This percentage is calculated based on 8,294,116 common stocks issued and outstanding as of September 24, 2024 as disclosed by the Issuer on a current report on Form 8-K dated September 24, 2024.

Item 1(a).	Name of Issuer:

Onconetix, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 E. Fifth Street, Suite 1900, Cincinnati, OH 45202

Item 2(a).	Name of Person Filing:

New Horizon Health Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

13/F, T1 Building, 400 Jiang’er Road, Binjiang District, Hangzhou, Zhejiang, PRC.

Item 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

68237Q104.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: the 573,080 common stocks are held of record by New Horizon Health Limited, a listed company on the Hong Kong Stock Exchange (6606.HK).

The information required by Items 4(b) and (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024

New Horizon Health Limited
By:	/s/ YeQing Zhu
Name: YeQing Zhu Title: Chairman and Chief Executive Officer